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Principal
  Financial                                               Principal Life
  Group                                                   Insurance Company

                                                          Princor Finanical
                                                          Services Corporation


March 3, 2003



VIA ELECTRONIC SUBMISSION

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC  20549

RE: Principal Life Insurance Company Variable Life Separate Account Post-Effective Amendment No. 1 on Form N-6 filed on February 27, 2003 File No. 333-89446
         Accession No. 0001127048-03-000091


Ladies and Gentlemen:

On March 3 a Request for Registration Withdrawal was filed with regard to the above-named registrant. In consulting with the EDGAR Filer Support area at the SEC, we have learned that this filing was unnecessary. We are hereby requesting withdrawal of our Request for Registration Withdrawal (accession no. 0001127048-03-000100).

Thank you for your assistance in this matter.

Sincerely

/s/Jean B. Schustek

Jean B. Schustek
Assistant Vice President-Registered Products
Phone (515) 235-6086
Fax (515) 248-4745

The Principal Home Office: Des Moines, Iowa USA 50392-0200 (800) 451-5447 Securities offered through Princor Financial Services Corporation, member NASD and SIPC, Des Moines, IA 50392-0200 FAX (515) 248-4745
Principal Life and Princor are companies of the Principal Financial Group